UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIROPHARMA INCORPORATED
 (Name of Subject Company (Issuer))

VIROPHARMA INCORPORATED
 (Name of Filing Person (Issuer))

2.00% Convertible Senior Notes due 2017
(Title of Class of Securities)

928241AH1
(CUSIP Number of Class of Securities)

Ellen Rosenberg
Secretary
725 Chesterbrook Blvd
Wayne, Pennsylvania 19087
(484) 595-8800
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
George R. Bason, Jr.
William J. Chudd
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*:	Amount of Filing Fee**:
$206,790,657	$26,634.64

*
Estimated solely for purposes of calculating the filing fee. The repurchase price of the 2.00% Convertible Senior Notes due 2017 (the “Notes”), as described herein, is calculated as the sum of (a) $204,980,000, representing 100% of the principal amount of Notes outstanding as of January 22, 2014, plus (b) $1,810,657, representing accrued but unpaid interest on the Notes up to, but excluding, February 25, 2014.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.

As required by the Indenture, dated as of March 19, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 26, 2007 (the “First Supplemental Indenture”), and the Second Supplemental Indenture, dated as of January 24, 2014 (the “Second Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”) between ViroPharma Incorporated, a Delaware corporation (the “Company”) and Wilmington Trust Company, as trustee (the “Trustee”), relating to the Company’s 2.00% Convertible Senior Notes due 2017 (the “Notes”), this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is being filed by the Company, with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, February 25, 2014, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 24, 2014 (as it may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)
Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 24, 2014 to Holders of 2.00% Convertible Senior Notes Due 2017.

(a)(5)	Press release announcing tender offer for ViroPharm’s 2.00% Convertible Senior Notes Due 2017 dated January 24, 2014.

(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger and bookrunner, a syndicate of lenders and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).

(b)(3)
Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 16, 2013).

(c)	Not applicable.

(d)(1)
Form of Indenture dated as of March 19, 2007 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 filed by ViroPharma Incorporated on March 19, 2007).

(d)(2)
First Supplemental Indenture dated as of March 26, 2007 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(3)	Second Supplemental Indenture dated as of January 24, 2014 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee.

(d)(4)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(5)
Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(6)
Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(7)
Confirmation of Issuer Warrant Transaction dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(8)
Confirmation of Issuer Warrant Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(9)
Amendment to Confirmation of Issuer Warrant Transaction dated as of March 22, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(10)
Amendment to Confirmation of Issuer Warrant Transaction, dated as of March 22, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(11)
Form of Partial Unwind Agreement with respect to the Note Hedge Transaction Confirmation between ViroPharma Incorporated and Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(12)
Form of Partial Unwind Agreement with respect to the Warrant Confirmation between ViroPharma Incorporated and Credit Suisse International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(13)
Form of Partial Unwind Agreement with respect to the Note Hedge Transaction Confirmation between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(14)
Form of Partial Unwind Agreement with respect to the Warrant Confirmation  between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2014

ViroPharma Incorporated

By:	/s/ Ellen Rosenberg
Name: Ellen Rosenberg
Title: Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)
Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 24, 2014 to Holders of 2.00% Convertible Senior Notes Due 2017.

(a)(5)	Press release announcing tender offer for ViroPharma’s 2.00% Convertible Senior Notes Due 2017 dated January 24, 2014.

(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger and bookrunner, a syndicate of lenders, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).

(b)(3)
Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 16, 2013).

(c)	Not applicable.

(d)(1)
Form of Indenture dated as of March 19, 2007 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 filed by ViroPharma Incorporated on March 19, 2007).

(d)(2)
First Supplemental Indenture dated as of March 26, 2007 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(3)	Second Supplemental Indenture dated as of January 24, 2014 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee.

(d)(4)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(5)
Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(6)
Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(7)
Confirmation of Issuer Warrant Transaction dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(8)
Confirmation of Issuer Warrant Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(9)
Amendment to Confirmation of Issuer Warrant Transaction dated as of March 22, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(10)
Amendment to Confirmation of Issuer Warrant Transaction, dated as of March 22, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 26, 2007).

(d)(11)
Form of Partial Unwind Agreement with respect to the Note Hedge Transaction Confirmation between ViroPharma Incorporated and Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(12)
Form of Partial Unwind Agreement with respect to the Warrant Confirmation between ViroPharma Incorporated and Credit Suisse International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(13)
Form of Partial Unwind Agreement with respect to the Note Hedge Transaction Confirmation between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(d)(14)
Form of Partial Unwind Agreement with respect to the Warrant Confirmation  between ViroPharma Incorporated and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by ViroPharma Incorporated on March 24, 2009).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.